UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from                          to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan

As of and for the Years Ended December 31, 2006 and 2005

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefits Plans Committee of the

Cardinal Health 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cardinal Health 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 28, 2007

Cardinal Health 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	December 31
	2006	2005
Assets
Plan’s interest in Master Trust assets at fair value	$1,984,580,816	$1,766,960,058
Wrapper contracts at fair value	268,581	211,019

	1,984,849,397	1,767,171,077
Participant loans, net of reserve for defaulted loans of $2,386,189 and $0 at December 31, 2006 and 2005, respectively	56,144,798	53,847,630
Receivables:
Company contributions	4,279,282	7,422,312
Participant contributions	3,152,623	2,735,132
Interest	152,370	108,127

Total receivables	7,584,275	10,265,571

Total assets	2,048,578,470	1,831,284,278
Liabilities
Accrued fees	164,053	291,910

Total liabilities	164,053	291,910

Net assets available for benefits at fair value	2,048,414,417	1,830,992,368
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,802,664	1,184,916

Net assets available for benefits	$2,050,217,081	$1,832,177,284

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Interest	$3,716,582	$2,841,070
Net depreciation in fair value of investments	—	(2,082,045)
Plan’s interest in Master Trust net investment gain	167,705,659	159,565,328

Total investment income	171,422,241	160,324,353
Contributions:
Company	110,009,140	100,825,172
Participant	121,646,963	104,301,923

Total contributions	231,656,103	205,127,095
Net assets transferred (to) from other qualified plans	(11,222)	115,731,289

Total additions	403,067,122	481,182,737

Deductions from net assets attributed to:
Benefits paid to participants	181,141,469	156,576,240
Reserve for defaulted participant loans	2,386,189	—
Administrative expenses	1,499,667	1,783,838

Total deductions	185,027,325	158,360,078
Net increase	218,039,797	322,822,659

Net assets available for benefits:
Beginning of year	1,832,177,284	1,509,354,625

End of year	$2,050,217,081	$1,832,177,284

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan

Notes to Financial Statements

As of and for the Years Ended December 31, 2006 and 2005

1.	DESCRIPTION OF PLAN

General

The Cardinal Health 401(k) Savings Plan (the “Plan”) is a defined contribution plan covering substantially all U.S. employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries not covered by a collective bargaining agreement upon their date of hire, or upon completion of one month of service prior to January 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (the “Master Trust”) was established for the Plan and certain other plans of the Company.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.

Fidelity Management Trust Company (“Fidelity”) serves as the Plan trustee, record keeper and asset custodian.

Contributions

Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, transition benefit, special and discretionary profit sharing contributions.

Participants may elect to contribute up to 50% of their compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $5,000 during 2006 and $4,000 during 2005 as a catch-up contribution. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Matching contributions sufficient to meet the safe harbor requirements under the Internal Revenue Code (the “Code”) were made to each eligible participant. Specifically, the Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group. The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation. Transition benefits are contributed to certain qualifying participant accounts based on compensation levels and years of service.

Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing, transition benefit contributions and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their elective deferral, safe harbor, qualified matching and transition benefit contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary, special and non-safe harbor contributions after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined by the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to non-highly compensated participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Committee.

Forfeitures used to reduce Company contributions and pay reasonable expenses were $3,415,721 and $3,459,674 during 2006 and 2005, respectively. At December 31, 2006 and 2005, forfeited non-vested accounts were $2,098,884 and $2,151,548, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Primarily, loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) staff position (“FSP”) No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets for Benefits as of December 31, 2005. Adoption of the FSP has no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

In September 2006, The FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

Plan investments, other than participant loans, are in the Master Trust and are reported at fair market value. Mutual fund and common share market values are determined by quoted market prices. Common collective trusts’ fair value has been determined by the trustee sponsoring the common collective trust by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates. The trustee sponsoring the common collective trust has estimated the fair value of those common collective trusts investing in investment contracts with insurance companies and banks. The fair market value of investment contracts and contract wrappers issued by insurance companies and banks is estimated based on cash flow and discount rates.

Participant loans are valued based on the remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts

The amount represents the difference between market value and contract value of investment contracts issued by the insurance companies and banks that are considered fully benefit-responsive.

Payment of Benefits

Benefit payments are recorded when paid.

3.	INVESTMENTS

Net depreciation in the fair value of investments was as follows:

	2006	2005
Mutual funds	$—	$(2,082,045)

4.	ASSETS HELD IN MASTER TRUST

Certain of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses are allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan’s interest in Master Trust net investment gain presented in the statements of changes in net assets available for benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Master Trust invests in guaranteed investment contracts (“GIC’s”) and actively managed structured or synthetic investment contracts (“SIC’s”). The GIC’s are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SIC’s differ from GIC’s in that there are specific assets supporting the SIC’s, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SIC’s are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GIC’s and SIC’s are AA – – AAA/Aa3 – Aaa.

Interest crediting rates on the GIC’s in the Master Trust are determined at the time of purchase. Interest crediting rates on the SIC’s are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. At both December 31, 2006 and 2005, the crediting interest rates for GIC’s and SIC’s ranged from 3.47% to 5.72%. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.

For the years ended December 31, 2006 and 2005, the average yield for the investment contracts based on actual earnings was 5.24% and 5.10%, respectively.

For the years ended December 31, 2006 and 2005, the average yield adjusted to reflect the actual interest rate credited to participants was 5.27% and 4.84%, respectively.

Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which is considered outside the normal operations of the Plan which the contract issuer determines to be a material adverse financial effect on the issuers interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company’s inducement to participants to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) any group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable.

Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligation under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, and 5) failure to pay amounts due to the issuer, and 6) termination of the plan or disqualification of the trust.

Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

The assets in the Master Trust were as follows:

	December 31, 2006
	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
Mutual funds	$1,247,727,072	$—	$—
Common collective trusts	504,104,522	—	1,171,747
Cardinal Health, Inc. common stock	289,275,705	—	—
Guaranteed investment contracts	55,710,789	—	698,748
Bank wrappers	—	278,688	—
Cash and pending activity	114,287	—	—

Total net assets in Master Trust	$2,096,932,375	$278,688	$1,870,495

	December 31, 2005
	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
Mutual funds	$1,013,326,637	$—	$—
Common collective trusts	443,364,999	—	936,573
Cardinal Health, Inc. common stock	335,379,415	—	—
Guaranteed investment contracts	81,609,440	—	297,351
Bank wrappers	—	219,746	—
Cash and pending activity	7,372,031	—	—

Total net assets in Master Trust	$1,881,052,522	$219,746	$1,233,924

The investment income of the Master Trust was as follows:

	2006	2005
Dividend and interest income	$73,644,995	$29,551,365
Net appreciation (depreciation) in the fair value of investments:
Mutual funds	88,333,676	64,589,791
Common collective trusts	30,439,825	25,766,010
Cardinal Health, Inc. common shares	(18,570,695)	52,372,028

Net appreciation in the fair value of investments:	100,202,806	142,727,829

Total investment income of Master Trust	$173,847,801	$172,279,194

The Plan’s share of investments at fair value in the Master Trust was 95% or $1,984,849,397, and 94% or $1,767,171,077 at December 31, 2006 and 2005, respectively.

5.	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated October 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	PARTIES-IN-INTEREST

Certain Plan investments held by the Master Trust at December 31, 2006 and 2005 were shares of mutual funds managed by Fidelity. Fidelity serves as the trustee as defined by the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.

The Plan’s holdings of $252,478,624 and $290,324,878 of Cardinal Health, Inc. common shares were held by the Master Trust at December 31, 2006 and 2005, respectively.

9.	ASSET TRANSFERS

As a result of acquisitions by the Company and transfers of assets from other qualified plans, the following net assets available for benefits were transferred (out of) into the Plan during 2006 and 2005:

Multiple dates in 2006	Inter-plan transfers between Cardinal Health, Inc. qualified plans	$(11,222)

	Net assets transferred to other qualified plans during 2006	$(11,222)

January 5, 2005	Alaris Medical Systems Retirement Investment Plan	$115,213,684
January 28, 2005	TME, Inc. 401(k) Plan	399,299
Multiple dates in 2005	Inter-plan transfers between Cardinal Health, Inc. qualified plans	118,306

	Net assets transferred from other qualified plans during 2005	$115,731,289

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$2,050,217,081	$1,832,177,284
Deemed distributions of participant loans	—	(2,498,026)
Interest receivable	—	(108,127)
Accrued fees	—	195,490
Amounts allocated to withdrawing participants	(203,920)
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	(1,129,255)	—

Net assets available for benefits per Form 5500	$2,048,883,906	$1,829,766,621

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2006	2005
Net increase in assets per the financial statements	$218,039,797	$322,822,659
Net investment income difference between fair value and contract value	(1,129,255)	—
Amounts allocated to withdrawing participants	(203,920)	630,153
Deemed distributions and reserve for defaulted participant loans	2,498,026	495,088
Interest receivable, beginning of year	108,127	104,029
Interest receivable, end of year	—	(108,127)
Net assets transferred to (from) other qualified plans	11,222	(115,731,289)
Accrued fees	(195,490)	195,490

Net income per Form 5500	$219,128,507	$208,408,003

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2006	2005
Benefits paid to participants per the financial statements	$181,141,469	$156,576,240
Amounts allocated to withdrawing participants	203,920	(630,153)
Cancelled participant loans	—	(706,468)

Benefits paid to participants per Form 5500	$181,345,389	$155,239,619

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or prior to December 31, but not yet paid at that date.

The following is a reconciliation of the administrative expenses per the financial statements to the Form 5500:

	2006	2005
Administrative expenses per the financial statements	$1,499,667	$1,783,838
Accrued fees	195,490	(195,490)

Administrative expenses per Form 5500	$1,695,157	$1,588,348

11.	SUBSEQUENT EVENTS

ERISA Litigation against Cardinal Health

Beginning in July 2004, multiple purported class action complaints were filed against the Company and certain of its officers, directors and employees by purported participants in the Plan. All of these actions were filed in the United States District Court for the Southern District of Ohio, where they have been consolidated into a single proceeding (the “ERISA Litigation”).

The ERISA Litigation purports to be brought on behalf of participants in the Plan itself. The consolidated complaint in the ERISA Litigation alleges that the defendants breached certain fiduciary duties owed under ERISA, generally asserting that the defendants failed to make full disclosure of the risks to the Plan’s participants of investing in the Company’s stock, to the detriment of the Plan’s participants and beneficiaries, and that Company stock should not have been made available as an investment alternative for the Plan’s participants. The misstatements alleged in the ERISA Litigation significantly overlap with the misstatements alleged in the Cardinal Health federal securities actions described in the Company’s SEC filings. The consolidated complaint in the ERISA Litigation seeks unspecified money damages and equitable relief against the defendants and an award of attorney’s fees. On March 31, 2006, the Court granted the defendants’ motion to dismiss the consolidated complaint with respect to Putnam Fiduciary Trust Company (the former trustee of the 401(k) Plan) and with respect to plaintiffs’ claim for equitable relief. The Court denied the remainder of the motion to dismiss filed by the Company and certain defendants. On September 8, 2006, the plaintiffs filed a motion for class certification, seeking certification of a class of Plan participants who bought or held Company shares in their Plan accounts between October 24, 2000 and July 2, 2004. Discovery has been proceeding.

On June 21, 2007, the Company entered into a class action settlement agreement with counsel for the plaintiffs regarding a settlement of the ERISA Litigation. The settlement agreement provides that the ERISA Litigation will be terminated for a payment by the Company to the Plan of $40 million, with the net proceeds of the settlement to be apportioned to the Plan accounts of participants who bought or held Company shares in their Plan accounts between October 24, 2000 and July 2, 2004. The final settlement is subject to certain conditions, including notice to the class of plaintiffs in the ERISA Litigation, approval by an independent fiduciary on behalf of the Plan and court approval. The Court granted preliminary approval of the settlement on June 28, 2007.

Sale of Pharmaceutical Technologies and Services Segment

On April 10, 2007, the Company completed the sale of its Pharmaceutical Technologies and Services segment, other than the Martindale and Beckloff Associates businesses (the segment, excluding the Martindale and Beckloff Associates businesses, is hereinafter referred to as the “PTS Business”), to Phoenix Charter LLC (“Phoenix”), an affiliate of The Blackstone Group, pursuant to the Purchase and Sale Agreement between the Company and Phoenix, dated as of January 25, 2007 and as amended as of March 9, 2007, April 10, 2007 and June 22, 2007. The sale of the PTS Business did not result in a partial plan termination or result in a material adverse financial effect with regard to investment contracts as described in Note 4.

Cardinal Health 401(k) Savings Plan

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2006

EIN:  31-0958666        Plan Number:  055

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value

	Loans:
* *	Participant loans	Interest rates ranging from 4.0% to 10.5% with varying maturity dates through 2029	$56,144,798

	Total		$56,144,798

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
* *	Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(K) SAVINGS PLAN

Date: June 29, 2007	/S/ SUSAN NELSON
Susan Nelson Financial Benefit Plans Committee Member